SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F104

(CUSIP Number)

The RLJ Companies, LLC
3 Bethesda Metro Center
Suite 1000
Bethesda, MD 20814
Attn. H. Van Sinclair
(301) 280-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 74965F104	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS

RLJ SPAC Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(see instructions)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-

	8	SHARED VOTING POWER
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
-

	10	SHARED DISPOSITIVE POWER
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.75% (See Item 5 below)

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 74965F104	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS

The RLJ Companies, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(see instructions)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-

	8	SHARED VOTING POWER
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
-

	10	SHARED DISPOSITIVE POWER
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.75% (See Item 5 below)

14	TYPE OF REPORTING PERSON
HC-OO

CUSIP No. 74965F104	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS

Robert L. Johnson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-

	8	SHARED VOTING POWER
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
-

	10	SHARED DISPOSITIVE POWER
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,983,158 shares of common stock consisting of 2,666,491 shares of common stock, 15,000 shares of preferred stock convertible into 15,000,000 shares of common stock, warrants to purchase 4,500,000 shares of common stock at $1.50 per share and warrants to purchase 3,816,667 shares of common stock at $12 per share (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.75% (See Item 5 below)

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 74965F104	13D	Page 5 of 7 Pages

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D”, and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the Amendment No. 2 to Schedule 13D filed on July 31, 2013, the Amendment No. 3 to Schedule 13D filed on December 11, 2013 and the Amendment No. 4 to Schedule 13D filed on April 24, 2015, the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC Acquisition”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of RLJ Entertainment, Inc. (the “Issuer”).  Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition are collectively referred to as the “Reporting Persons.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The securities reported herein (as described in Item 6) were purchased for the account of RLJ SPAC Acquisition. The source of funding was the exchange of 15,000 shares of the Issuer’s Bridge Preferred Stock.
Item 5.	Interest in Securities of the Issuer.

As of May 20, 2015, the Issuer had 12,895,772 outstanding shares of Common Stock. For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition may be deemed to beneficially own 25,983,158 shares of Common Stock (approximately 71.75% of the Common Stock), including 2,666,491 outstanding shares of Common Stock, 15,000,000 shares of Common Stock from Series B-2 Convertible Preferred Stock, warrants to purchase 4,500,000 shares of Common Stock at $1.50 per share and warrants to purchase 3,816,667 shares of Common Stock at $12.00 per share.

The foregoing beneficial ownership amount and percentage are calculated in accordance with Securities Exchange Act Rule 13d-3, which directs that reporting persons assume that their convertible preferred stock or warrants are converted or exercised, as applicable, in their entirety and that no other holder of convertible preferred stock or warrants converts their convertible preferred stock or exercises their warrants.

There were no transactions by the Reporting Persons in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 20, 2015, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) and a Certificate of Designations of the Series B-2 Convertible Preferred Stock of the Issuer (the “Certificate of Designations”), RLJ SPAC Acquisition acquired 15,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock (the “Series B-2 Convertible Preferred Stock”), initially convertible into 15,000,000 shares of Common Stock, and warrants to purchase 4,500,000 shares of Common Stock (the “Warrants”).

The Purchase Agreement requires the Issuer before the end of July, 2015 to seek to obtain the approval of the holders of Common Stock for the issuance of the number of shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of the Warrants exceeding 19.99% of the outstanding Common Stock (“Shareholder Approval”).  The Issuer has received voting agreements from directors, officer and certain institutional investors holding in the aggregate more than 50% of the Common Stock to vote in favor of Shareholder Approval.

CUSIP No. 74965F104	13D	Page 6 of 7 Pages

The Securities Purchase Agreement, the Certificate of Designations and the Warrants are set forth as Exhibits 99.6, 99.7 and 99.8 hereto, respectively, and are incorporated by reference to Exhibits 10.1, 3.4 and 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015.

Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), the Issuer agreed to provide certain registration rights under the Securities Act of 1933, as amended, with respect to the shares issuable upon the conversion of the Series B-2 Convertible Preferred Stock and the exercise of the Warrants. A copy of the Registration Rights Agreement is set forth as Exhibit 99.9 hereto and is incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1:	Agreement of Joint Filing among the Reporting Persons (incorporated by reference to Appendix I to the Original 13D).

Exhibit 99.2	Power of Attorney (incorporated by reference to Appendix II to the Original 13D).

Exhibit 99.3
10b5-1 Purchase Plan dated June 19, 2013 [portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission] (previously filed).

Exhibit 99.4	Agreement between Mr. Robert L. Johnson and Lazard Capital Markets LLC dated June 19, 2013 (previously filed).

Exhibit 99.5	Securities Purchase Agreement between Issuer and Mr. Robert L. Johnson dated April 15, 2015 (previously filed).

Exhibit 99.6
Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

Exhibit 99.7
Form of Certificate of Designations of the Series B-2 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

Exhibit 99.8	Form of Warrant of the Issuer (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

Exhibit 99.9
Form of Registration Rights Agreement, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

CUSIP No. 74965F104	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2015	RLJ SPAC ACQUISITION, LLC

By: /s/ H. Van Sinclair

Name: H. Van Sinclair

Title: President

Dated: June 2, 2015	THE RLJ COMPANIES, LLC

By: /s/ H. Van Sinclair

Name: H. Van Sinclair

Title: President

ROBERT L. JOHNSON

Dated: June 2, 2015	/s/ Robert L. Johnson

Name: Robert L. Johnson

[Signature Page to Schedule 13D, Amendment No. 5]